Exhibit 99.1

Q3

2023
EARNINGS RESULTS

Conference Call

Friday, October 20, 2023
9:00 a.m. (Mexico City Time)
11:00 a.m. (Eastern Time)

To participate in the conference call please connect via webcast or by dialing:

International Toll-Free:	**+1 (888) 350-3870**
International Toll:	**+1 (646) 960-0308**
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Participant Code:	**1849111**

Webcast: **https://events.q4inc.com/attendee/220220872**

The call replay will be available two hours after the call has ended and can be accessed on Vesta's IR website.

Juan Sottil
CFO
+52 55 5950-0070 ext. 133
jsottil@vesta.com.mx

Fernanda Bettinger
IRO
+52 55 5950-0070 ext. 163
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx

Barbara Cano
InspIR Group
+1 (646) 452-2334
barbara@inspirgroup.com

Mexico City, October 19, 2023 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the third quarter ended September 30, 2023. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.

Q3 2023 Highlights

•	During the quarter the Company began construction on nine buildings, or 2.6 million sf, within Mexico’s most dynamic markets including an important start in Mexico City, aligned with Vesta´s growth plan and reflecting strong market dynamics. Vesta´s total development pipeline reached 3.5 million sf as of the third quarter 2023, with a US$ 291.2 million expected investment and a 10.2% yield on cost. Third quarter 2023 deliveries of 2.3 million sf and buildings under development increased Vesta’s total portfolio to more than 40 million sf.

•	Third quarter 2023 leasing activity reached 1.4 million sf: 736,473 sf in new contracts with best-in-class companies such as Foxconn, Sage Automotive, Sumitomo, and BekaertDeslee among others, and 626,411 sf in lease renewals. Vesta’s third quarter 2023 stabilized occupancy therefore increased to 97.3% from 96.6% in third quarter 2022, while total portfolio occupancy closed at 92.5% and same store occupancy at 97.6%.

•	Vesta ended the quarter well positioned with a strong balance sheet, with Net Debt to EBITDA of 3.1x and LTV of 25.8%, also with benefit of the Company’s successful July 5, 2023 IPO.

•	Vesta has updated its full year 2023 guidance: revenue guidance has been upwardly revised to a range of between 19-20%, an increase from the Company’s prior guidance of 17-18%, Adjusted NOI margin has been revised to 92.5% from 93.0% and Adjusted EBITDA had been revised to 81.5% from 82.0%. This reflects Vesta´s strong leasing activity, which resulted in revenue increases, as well as higher expenses, year to date.1

•	Vesta delivered US$ 56.4 million in revenue for the third quarter 2023; a 23.9% year on year increase from US$ 45.5 million in the third quarter 2022, primarily due to US$ 7.8 million in new revenue-generating contracts and a US$ 2.2 million inflationary benefit on third quarter 2023 results. Third quarter 2023 Adjusted NOI and EBITDA margins reached 92.1% and 80.3%, respectively.

1 These amounts are estimates and are based on current management expectations. Amounts are subject to change and Vesta undertakes no responsibility to update this outlook. The Company is unable to present a quantitative reconciliation of expected NOI margin and expected Adjusted EBITDA margin which are forward-looking non-IFRS measures, because the Company cannot reliably predict certain of their necessary components, such as gain on revaluation of investment property, exchange gain (loss) – net, or gain on sale of investment property, among others.

				9 months
Financial Indicators (million)	Q3 2023	Q3 2022	Chg. %	2023	2022	Chg. %
Rental Income	56.4	45.5	23.9	158.52	130.60	21.4
Adjusted NOI	52.0	43.2	20.4	148.20	124.48	19.1
Adjusted NOI Margin %	92.1%	94.9%		93.5%	95.3%
Adjusted EBITDA	45.3	38.7	17.1	130.10	110.52	17.7
Adjusted EBITDA Margin %	80.3%	85.0%		82.1%	84.6%
EBITDA Per Share	0.0543	0.0559	(2.8)	0.1754	0.1590	10.3
Total Comprehensive Income	79.0	62.3	na	212.24	167.95	na
Vesta FFO	33.9	26.9	26.0	95.35	76.41	24.8
Vesta FFO Per Share	0.0407	0.0389	4.6	0.1285	0.1099	16.9
FFO attributable to common share	2.3	20.4	(88.6)	21.56	48.37	(55.4)
FFO attributable to common share Per Share	0.0028	0.0294	(90.5)	0.0291	0.0696	(58.2)
EPS	0.0947	0.0900	na	0.2861	0.2416	na
Shares (average)	833.7	691.9	20.5	741.92	695.06	6.7

•	Third quarter 2023 Adjusted Net Operating Income (Adjusted NOI) increased 20.4% to US$ 52.0 million, compared to US$ 43.2 million in the third quarter 2022. The third quarter 2023 Adjusted NOI margin was 92.1%; a 273-basis-point year on year decrease due to higher costs at rent-generating properties.

•	Third quarter 2023 Adjusted EBITDA increased 17.1% to US$ 45.3 million, as compared to US$ 38.7 million in the third quarter 2022. The Adjusted EBITDA margin was 80.3%; a 470-basis-point decrease primarily due to lower gross profit due to an increase in costs and higher administrative expenses related to the peso appreciation relative to last year.

•	Third quarter Vesta funds from operations (Vesta FFO) increased by 26.0% to US$ 33.9 million, from US$ 26.9 million in 2022. Vesta FFO per share was US$ 0.0407 for the third quarter 2023, compared with US$ 0.0389 for the same period in 2022; a 4.6% increase. Third quarter 2023 FFO attributable to common shares was US$ 2.3 million, compared to US$ 20.4 million in the third quarter 2022, due to increased income tax expenses in the third quarter 2023 resulting from a higher exchange rate related current tax in third quarter 2023.

•	Third quarter 2023 total comprehensive gain was US$ 79.0 million, versus US$ 62.3 million in the third quarter 2022. This increase was primarily due to increased third quarter 2023 revenues and a higher gain on the revaluation of investment properties.

•	The total value of Vesta’s investment property portfolio was US$ 3.11 billion as of September 30, 2023; a 13.7% increase compared to US$ 2.74 billion at the end of December 31, 2022.

3

Letter from the CEO

MARKET DYNAMICS SUPPORT A ROBUST DEVELOPMENT PIPELINE

Recent geopolitical events have stunned and deeply saddened the global community. While the ultimate outcome remains uncertain to date, we hope for increased stability and a peaceful resolution.

Vesta will continue to benefit from Mexico’s emergence as North America’s leading trading partner, as the country has surpassed both China and Canada. In the context of global economic volatility, nearshoring is driven by deepened concerns about escalating risk and the rising costs of sourcing and manufacturing in Asia, particularly China. The share of companies making moves to nearshore their production nearly tripled so far this year, according to McKinsey's annual survey of supply chain leaders released in August. We believe today’s turbulence and geopolitical volatility will further strengthen this trend, as manufacturers seek to future-proof their supply chain more than ever. Last week, Mexico’s government announced tax incentives to boost investment, for companies in certain sectors that are considering relocating to Mexico, effective October 12. Note that Mexico already offers incentives to companies that operate in the northern and southern border regions.

Vesta’s strong third quarter operating results are a testament to our team’s commitment to excellence, enabling continued success on the company’s growth plan that’s designed to capitalize on the outstanding opportunity we’re seeing in today’s market environment. Our results for the quarter reflected successful speculative building development with strong leasing activity. We achieved 1.4 million square feet of GLA leased during the quarter; 736,473 square feet through new contracts with multinational clients such as Foxconn, Sage Automotive, Sumitomo, BekaertDeslee, Gates, and Continental in Juarez, San Luis Potosi and Guadalajara, most of which led by nearshoring, and 626,411 square feet in lease renewals during the quarter. Vesta’s stabilized occupancy increased to 97.3% in the third quarter 2023, from 96.6% in third quarter 2022, while total portfolio occupancy closed at 92.5% with same store occupancy at 97.6%.

We began construction on nine new buildings during the quarter as planned: three in Mexico City, three in Juarez, two in San Luis Potosi and one in Aguascalientes. Our total development pipeline reached 3.5 million square feet at the end of September 2023, with a US$ 291.2 million expected investment and a 10.2% development yield on cost. Vesta will continue development starts for the remainder of the year, in line with an accelerated pipeline and today’s favorable market dynamics.

Vesta’s total portfolio surpassed 40 million sf in the third quarter 2023, comprised of our existing portfolio as well as properties under development in Mexico’s most strategically relevant markets. Total portfolio appraised value increased to US$ 3.1 billion, from US$ 2.7 billion at the end of 2022, as we’ve been incorporating new assets in 2023 while the total portfolio has increased in overall value. Our land bank has also been decreasing as land holdings transfer to the current active portfolio.

I’m pleased to also note that Vesta delivered US$ 56.4 million in third quarter revenue; a 23.9% year on year increase, while Adjusted NOI and EBITDA margins reached 92.1% and 80.3%, respectively. Importantly, we ended the quarter with a strong balance sheet, reflected in outstanding ratios such as Net Debt to EBITDA of 3.1x and LTV of 25.8% with no significant maturities in the near future. Therefore, while we’re confident in the overall resiliency of our diversified business, and that nearshoring will continue to strengthen, Vesta is well positioned to weather potential turbulence.

We’re therefore focused on executing with unwavering discipline as we reach the final stretch of Vesta’s Level 3 strategy. We expect a strong end to 2023, driven by continued robust leasing and renewals while strategically and selectively executing on construction starts and potential asset sales. We’re maintaining high levels of vigilance on our tenant base with a steadfast focus on sustainable growth to secure a solid foundation for 2024 that ensures value creation for Vesta stakeholders.

Thank you for your continued support,

Lorenzo D. Berho

CEO

4

Third Quarter Financial Summary

Consolidated Statutory Accounts

The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto and are stated in US dollars unless otherwise noted.

All financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Third quarter 2023 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.

Revenues

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2023	Q3 2022	Chg. %	2023	2022	Chg. %
Revenues
Rental income	55.76	45.51	22.5	157.56	130.60	20.6
Management Fees	0.64	0.00	0.0	0.97	0.00	NA
Total Revenues	56.40	45.51	23.9	158.52	130.60	21.4
Operating Costs	(5.85)	(2.93)	99.2	(13.37)	(7.67)	74.4
Related to properties that generate rental income	(4.44)	(2.34)	89.7	(10.33)	(6.12)	68.7
Related to properties that did not generate rental income	(1.40)	(0.59)	136.7	(3.05)	(1.55)	96.9
Gross profit	50.55	42.57	18.7	145.15	122.93	18.1
Adjusted Net Operating Income	51.96	43.17	20.4	148.20	124.48	19.1

Vesta’s third quarter 2023 rental revenues increased 23.9% to US$ 56.40 million, from US$ 45.51 million in the third quarter 2022. The US$ 10.89 million rental revenue increase was primarily due to: [i] a US$ 7.76 million, or 17.1%, increase from space rented in the third quarter of 2023 which had previously been vacant in the third quarter of 2022; [ii] a US$ 2.19 million, or 4.8%, increase related to inflationary adjustments on rented property in the third quarter of 2023; [iii] a US$ 1.02 million, or 2.3%, increase in rental income due to the conversion of peso-denominated rental income into US dollars; [iv] a US$ 1.45 million, or 3.8%, increase in reimbursements for expenses paid by Vesta on behalf of clients but not considered to be rental revenue and [v] a US$ 0.64 million management fee increase related to tenant improvements (TIs) to Vesta developments.

Vesta’s third quarter 2023 rental revenue results were partially offset by a US$ 2.17 million, or 4.8%, decrease related to lease agreements which expired and were not renewed during the third quarter 2023.

86.4% of Vesta’s third quarter 2023 rental revenues were US dollar denominated and indexed to the US Consumer Price Index (CPI), a decrease from 87.1% in the third quarter 2022. Contracts denominated in

5

pesos are adjusted annually based on the equivalent Mexican Consumer Price Index, the “Indice Nacional de Precios al Consumidor” (INPC).

Property Operating Costs

Vesta’s third quarter 2023 total operating costs reached US$ 5.85 million, compared to US$ 2.93 million in the third quarter 2022; a US$ 2.91 million, or 99.2%, increase due to increased costs related to both rental income generating and non-rental income generating properties.

During the third quarter 2023, costs related to investment properties generating rental revenues amounted to US$ 4.44 million, compared to US$ 2.34 million for the same period in 2022. This was primarily attributable to an increase in real estate tax as new developments were delivered during this quarter, insurance costs and other property expenses related to energy consumption at Vesta Parks during the quarter.

Costs from investment properties which did not generate rental revenues during the third quarter 2023 increased to US$ 1.4 million, from US$ 0.59 million for the same period of 2022. This was primarily due to an increase in real estate taxes, as new developments were delivered during the quarter, maintenance and other property related expenses such related to energy consumption at Vesta Parks during the quarter.

Adjusted Net Operating Income (Adjusted NOI)

Third quarter Adjusted Net Operating Income increased 20.4% to US$ 52.0 million year on year with a 273-basis-point NOI margin decrease, to 92.1%, resulting from increased costs associated with rental income generating properties.

Administrative Expenses

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2023	Q3 2022	Chg. %	2023	2022	Chg. %
Administrative Expenses	(7.05)	(5.53)	27.6	(21.33)	(17.38)	22.7
Long-term incentive (non-cash)	1.79	1.64	9.3	6.28	4.97	26.3
Depreciation	(0.27)	(0.41)	(34.4)	(1.01)	(1.09)	(6.8)
Adjusted EBITDA	45.29	38.68	17.1	130.10	110.52	17.7

Third quarter 2023 administrative expenses totaled US$ 7.05 million, compared to US$ 5.53 million in the third quarter of 2022; a 27.6% increase. The increase is primarily due to the peso appreciation relative to the same period last year, which in turn impacted Vesta´s employee’s benefits, auditing, legal and consulting expenses, as well an increase in Vesta’s employee long-term incentive plan during the third quarter of 2023.

6

The expense related to the share-based payment of Vesta’s compensation plan amounted to US$ 1.79 million for the third quarter of 2023. For more detailed information on Vesta’s expenses, please see Note 17 within the Company’s Financial Statements.

Depreciation

Depreciation during the third quarter of 2023 was US$ 0.27 million, compared to US$ 0.41 million in the third quarter of 2022. This was related to office space and office equipment depreciation during the quarter and the amortization of Vesta´s operating systems.

Adjusted EBITDA

Third quarter 2023 Adjusted EBITDA increased 17.1% to US$ 45.3 million, from US$ 38.7 million in the third quarter 2022, while the EBITDA margin decreased 470-basis-points to 80.3%, as compared to 85.0% for the same period of last year. This decrease was due to decreased gross profit resulting from increased costs and expenses.

Other Income and Expense

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2023	Q3 2022	Chg. %	2023	2022	Chg. %
Other Income and Expenses
Interest income	4.42	1.38	n/a	5.53	1.55	n/a
Other (expenses) income	1.71	0.26	n/a	2.44	0.64	n/a
Transaction cost on debt issuance	0.00	0.00	n/a	0.00	0.00	n/a
Interest expense	(11.40)	(11.78)	(3.3)	(34.75)	(34.12)	1.8
Exchange gain (loss)	(2.15)	(0.75)	184.8	6.19	(0.32)	n/a
Gain from properties sold	0.00	0.00	n/a	0.00	5.03	n/a
Gain on revaluation of investment properties	95.16	62.99	51.1	179.55	139.78	28.5
Total other income (expenses)	87.75	52.08	n/a	158.96	112.56	41.2

Total third quarter 2023 other income reached US$ 87.75 million, compared to US$ 52.08 million in other income at the end of the third quarter 2022, an increase primarily due to increased interest income and higher gain on revaluation of investment properties.

Third quarter 2023 interest income increased to US$ 4.42 million year on year, from US$ 1.38 million in third quarter 2022, due to a higher cash position resulting from the Company's third quarter 2023 equity raise, as well as higher interest rates during the quarter.

Third quarter 2023 other income resulted in a US$ 1.71 million gain due to the net result of the Company’s other accounting expenses.

Third quarter 2023 interest expense decreased to US$ 11.40 million, from US$ 11.78 million for the same quarter last year, reflecting a lower debt balance.

7

Vesta’s third quarter 2023 foreign exchange loss was US$ 2.15 million, compared to a US$ 0.75 million loss in third quarter 2022. The loss relates primarily to sequential currency movement in Vesta’s dollar-denominated debt balance during third quarter 2023 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.

Third quarter 2023 valuation of investment properties resulted in a US$ 95.16 million gain, compared to a US$ 62.99 million gain in the third quarter of 2022. This year-on-year increase is driven by an increase in the portfolio and higher market rents.

Profit Before Income Taxes

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2023	Q3 2022	Chg. %	2023	2022	Chg. %
Profit Before Income Taxes	130.98	88.72	47.6	281.77	217.02	29.8
Income Tax Expense	(54.76)	(26.74)	n/a	(78.97)	(52.09)	51.6
Current Tax	(31.57)	(6.53)	n/a	(73.80)	(28.03)	163.3
Deferred Tax	(23.19)	(20.21)	n/a	(5.17)	(24.06)	(78.5)
Profit for the Period	76.22	61.97	n/a	202.81	164.93	23.0
Valuation of derivative financial instruments	0.00	0.00	n/a	0.00	0.00	n/a
Exchange differences on translating other functional currency operations	2.76	0.29	n/a	9.43	3.02	n/a
Total Comprehensive Income for the period	78.98	62.26	n/a	212.24	167.95	n/a

Due to the above factors, third quarter 2023 profit before income tax amounted to US$ 130.98 million, compared to US$ 88.72 million for the same quarter last year.

Income Tax Expense

Vesta reported a US$ 54.76 million income tax expense, compared to a US$ 26.74 million expense in the third quarter 2022. The third quarter 2023 current tax expense was US$ 31.57 million, compared to a US$ 6.53 million expense in third quarter 2022, an increase due to a higher exchange rate related current tax during third quarter 2023.

Deferred taxes primarily reflect: [i] the effect on the Company’s balance sheet of the exchange rate used to convert taxable assets from Mexican pesos (including the monetary value of Vesta’s investment properties and the amortized tax loss benefits ) into U.S. dollars at the end of the third quarter 2023 and 2022; [ii] the impact of an inflationary benefit on the tax base of the Company’s fiscal assets, in keeping with Mexican income tax laws; and, [iii] the recognition of the fair value of investment properties for accounting purposes, as tax assessed on these assets is based on their historical cost which is then appreciated.

Third Quarter 2023 Gain

Due to the above, the Company’s third quarter 2023 profit was US$ 76.22 million, compared to US$ 61.97 million profit in the third quarter 2022.

8

Total Comprehensive Income (Loss) for the Period

Vesta closed the third quarter 2023 with US$ 78.98 million in total comprehensive income gain, compared to a US$ 62.26 million gain at the end of the third quarter of 2022, due to the above factors. This gain was partially increased by a US$ 2.76 million gain in functional currency operations.

Funds from Operations (FFO)

				9 months
FFO Reconciliation (million)	Q3 2023	Q3 2022	Chg. %	2023	2022	Chg. %
Total Comprehensive Income for the period	78.98	62.26	26.8	212.24	167.95	n/a
Adjustments
Exchange differences	(2.76)	(0.29)	n/a	(9.43)	(3.02)	212.1
Gain on revaluation of investment properties	(95.16)	(62.99)	n/a	(179.55)	(139.78)	n/a
Gain in properties sold	0.00	0.00	n/a	0.00	(5.03)	n/a
Long-term incentive (non-cash)	1.79	1.64	9.3	6.28	4.97	26.3
Exchange Gain (Loss)	2.15	0.75	184.8	(6.19)	0.32	n/a
Depreciation	0.27	0.41	n/a	1.01	1.09	(6.8)
Other income	(1.71)	(0.26)	n/a	(2.44)	(0.64)	n/a
Valuation of derivative financial instruments	0.00	0.00	n/a	0.00	0.00	n/a
Interest income	(4.42)	(1.38)	221.7	(5.53)	(1.55)	n/a
Income Tax Expense	54.76	26.74	n/a	78.97	52.09	n/a
Vesta FFO	33.89	26.90	26.0	95.35	76.41	24.8
Vesta FFO per share	0.0407	0.0389	4.6	0.1285	0.1099	16.9
Current Tax	(31.57)	(6.53)	383.2	(73.80)	(28.03)	n/a
FFO Attributable to common shares	2.32	20.36	(88.6)	21.56	48.37	(55.4)
FFO Attributable to common shares per share	0.0028	0.0294	(90.5)	0.0291	0.0696	(58.2)

Third quarter 2023 Funds from Operations (FFO) attributable to common shareholders resulted in a US$ 2.32 million, or US$ 0.0028 per share, gain compared with a US$ 20.36 million, or US$ 0.0294 per share, gain for third quarter 2022.

Vesta´s third quarter 2023 FFO reached US$ 33.89 million; a 26.0% increase compared with US$ 26.90 million in third quarter 2022.

The current tax associated with the Company’s operations resulted in a US$ 31.57 million expense. The exchange-rate related portion of the current tax represented a US$ 16.53 million expense, and the current operating tax represented a US$ 15.04 million expense.

Current Tax Expense	Q1 2023	Q2 2023	Q3 2023
Operating Current Tax	(10.55)	(9.57)	(15.04)
Exchange Rate Related Current Tax	(10.20)	(11.91)	(16.53)
Portfolio sold	n/a	n/a	n/a
Total Current Tax Expense	(20.75)	(21.48)	(31.57)

9

Accumulated Current Tax Expense	3M 2023	6M 2023	9M 2023
Operating Current Tax	(10.55)	(20.12)	(35.16)
Exchange Rate Related Current Tax	(10.20)	(22.11)	(38.64)
Portfolio sold	n/a	n/a	n/a
Total Current Tax Expense	(20.75)	(42.23)	(73.80)

Capex

Investing activities during the third quarter of 2023 were primarily related to payments for works in progress in the construction of new buildings in the Northern, Bajio and Central regions reflected in a US$ 106.48 million total expense.

Debt

As of September 30, 2023, the Company´s overall balance of debt was US$ 928.90 million, of which US$ 4.70 million is related to short-term liabilities and US$ 923.29 million is related to long-term liabilities. The secured portion of the debt is approximately 37% of total debt and is guaranteed by some of the Company’s investment properties, as well as by the related income derived from these properties. As of third quarter 2023, 100% of Vesta’s debt was denominated in US dollars and 100% of its interest rate was fixed.

Stabilized Portfolio

Vesta currently reports stabilized portfolio occupancy and same store occupancy as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable the comparison of Vesta’s performance with the performance of its public industrial real estate peers.

Under the "operating portfolio" calculation, the measure will include properties that have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

	3Q22			3Q23
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	7,008,211	21.8%	171,727	7,179,938	20.6%
Bajio	15,460,176	48.2%	1,138,512	16,598,688	47.7%
North	9,628,555	30.0%	1,398,475	11,027,030	31.7%
Total	32,096,942	100%	2,708,715	34,805,657	100%

	3Q22		3Q23
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,940,388	99.0%	6,981,537	97.2%
Bajio	14,435,344	93.4%	15,847,979	95.5%
North	9,628,555	100.0%	11,027,030	100.0%
Total	31,004,287	96.6%	33,856,547	97.3%

10

Same Store Portfolio

Based on the updated calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of two comparable periods. This amended definition is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q3 2022			Q3 2023
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	7,008,211	23.4%	-15,390	6,992,821	21.8%
Bajio	14,554,242	48.6%	941,767	15,496,009	48.2%
North	8,386,153	28.0%	1,246,851	9,633,004	30.0%
Total	29,948,606	100%	2,173,228	32,121,834	100%

	Q3 2022		Q3 2023
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,940,388	99.0%	6,794,420	97.2%
Bajio	13,529,410	93.0%	14,915,284	96.3%
North	8,386,153	100.0%	9,633,004	100.0%
Total	28,855,951	96.4%	31,342,708	97.6%

Total Portfolio

As of September 30, 2023, the Company’s portfolio was comprised of 214 high-quality industrial assets, with a total gross leased area (“GLA”) of 36.9 million sf (3.43 million square meters “m2”) and with 86.4% of the Company’s income denominated in US dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajio regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace and logistics, among others.

	Q2 2023		Q3 2023
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	7,179,701	20.7%	237	7,179,938	19.5%
Bajio	16,769,047	48.5%	572,846	17,341,893	47.0%
North	10,657,963	30.8%	1,726,166	12,384,129	33.6%
Total	34,606,711	100%	2,299,249 *	36,905,960	100%

* Adjusted by changes in the initial size of the portfolio.

11

Total Vacancy

Vesta’s property portfolio had a 7.5% vacancy rate as of September 30, 2023.

	Q2 2023		Q3 2023
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	328,159	4.6%	198,401	2.8%
Bajio	1,462,071	8.7%	1,329,732	7.7%
North	49,510	0.5%	1,248,896	10.1%
Total	1,839,740	5.3%	2,777,029	7.5%

Projects Under Construction

Vesta is currently developing 3,511,701 sf (326,248 m2) in inventory and BTS buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Juárez Oriente 3	283,338	26,323	21,171	Inventory	Jul-24	Ciudad Juárez	North Region
Juárez Oriente 4	297,741	27,661	22,283	Inventory	Jul-24	Ciudad Juárez	North Region
Juárez Oriente 5	210,800	19,584	16,651	BTS	Jun-24	Ciudad Juárez	North Region
GDL 08	680,333	63,205	43,297	Inventory	Oct-23	Guadalajara	Bajio Region
Aguascalientes 3	200,318	18,610	12,110	Inventory	Jul-24	Aguascalientes	Bajio Region
San Luis Potosí 4	262,532	24,390	15,799	Inventory	Jul-24	SLP	Bajio Region
Tres Naciones 10	131,571	12,223	8,323	Inventory	May-24	SLP	Bajio Region
Querétaro 6	214,760	19,952	12,326	BTS	Jan-24	Querétaro	Bajio Region
La Villa	213,065	19,794	32,098	Inventory	May-24	Valle de México	Central Region
Punta Norte 1	845,957	78,592	88,487	Inventory	Dec-24	Valle de México	Central Region
Punta Norte 2	171,286	15,913	18,650	Inventory	Oct-24	Valle de México	Central Region
Total	3,511,701	326,248	291,194
(1) Investment includes proportional cost of land and infrastructure.

12

Land Reserves

The Company had 32.0 million sf in land reserves as of September 30, 2023.

	June 30, 2023	September 30, 2023
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	0	0	n/a
Monterrey	4,392,285	4,392,285	0.0%
Juárez	1,760,180	0	-100.0%
San Luis Potosí	3,365,576	2,555,692	-24.1%
Querétaro	5,163,676	5,163,676	0.0%
Guanajuato	3,404,979	3,404,979	0.0%
Aguascalientes	12,947,870	12,543,707	-3.1%
SMA	3,870,234	3,870,234	0.0%
Guadalajara	0	0	n/a
Puebla	92,548	92,548	0.0%
Mexico City	2,628,768	0	-100.0%
Total	37,626,117	32,023,121	-14.9%

13

Summary of Nine-Month 2023 Results

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2023	Q3 2022	Chg. %	2023	2022	Chg. %
Revenues
Rental income	55.76	45.51	22.5	157.56	130.60	20.6
Management Fees	0.64	0.00	0.0	0.97	0.00	NA
Total Revenues	56.40	45.51	23.9	158.52	130.60	21.4
Operating Costs	(5.85)	(2.93)	99.2	(13.37)	(7.67)	74.4
Related to properties that generate rental income	(4.44)	(2.34)	89.7	(10.33)	(6.12)	68.7
Related to properties that did not generate rental income	(1.40)	(0.59)	136.7	(3.05)	(1.55)	96.9
Gross profit	50.55	42.57	18.7	145.15	122.93	18.1
Adjusted Net Operating Income	51.96	43.17	20.4	148.20	124.48	19.1
Administrative Expenses	(7.05)	(5.53)	27.6	(21.33)	(17.38)	22.7
Long-term incentive (non-cash)	1.79	1.64	9.3	6.28	4.97	26.3
Depreciation	(0.27)	(0.41)	(34.4)	(1.01)	(1.09)	(6.8)
Adjusted EBITDA	45.29	38.68	17.1	130.10	110.52	17.7
Other Income and Expenses
Interest income	4.42	1.38	n/a	5.53	1.55	n/a
Other (expenses) income	1.71	0.26	n/a	2.44	0.64	n/a
Transaction cost on debt issuance	0.00	0.00	n/a	0.00	0.00	n/a
Interest expense	(11.40)	(11.78)	(3.3)	(34.75)	(34.12)	1.8
Exchange gain (loss)	(2.15)	(0.75)	184.8	6.19	(0.32)	n/a
Gain from properties sold	0.00	0.00	n/a	0.00	5.03	n/a
Gain on revaluation of investment properties	95.16	62.99	51.1	179.55	139.78	28.5
Total other income (expenses)	87.75	52.08	n/a	158.96	112.56	41.2
Profit Before Income Taxes	130.98	88.72	47.6	281.77	217.02	29.8
Income Tax Expense	(54.76)	(26.74)	n/a	(78.97)	(52.09)	51.6
Current Tax	(31.57)	(6.53)	n/a	(73.80)	(28.03)	163.3
Deferred Tax	(23.19)	(20.21)	n/a	(5.17)	(24.06)	(78.5)
Profit for the Period	76.22	61.97	n/a	202.81	164.93	23.0
Valuation of derivative financial instruments	0.00	0.00	n/a	0.00	0.00	n/a
Exchange differences on translating other functional currency operations	2.76	0.29	n/a	9.43	3.02	n/a
Total Comprehensive Income for the period	78.98	62.26	n/a	212.24	167.95	n/a
Shares (average)	833.71	691.89	20.5	741.92	695.06	6.7
EPS	0.0947	0.0900	n/a	0.2861	0.2416	n/a

Revenues increased 20.6% to US$ 157.56 million for the accumulated nine months of 2023, compared to US$ 130.60 million in 2022, while operating costs increased to US$ 13.37 million, or 74.4%, compared to US$ 7.67 million in 2022, primarily due to the increase in expenses related to those properties which generate income as well as those which did not generate rental income. Adjusted Net operating income for the nine months 2023 was US$ 148.20 million compared to US$ 124.48 million in the same period of 2022.

Gross profit for the nine months of 2023 increased 18.1% year-on-year to US$ 145.15 compared to US$ 122.93 million during the same period of 2022.

14

At the close of September 30, 2023, administrative expenses increased by 22.7% to US$ 21.33 million in 2023, from US$ 17.38 million in 2022, primarily due to increased expenses related to employee benefits, auditing, legal and consulting expenses and to Vesta´s employees long-term incentive plan.

Total other income for the nine months of 2023 was US$ 158.96 million, compared to US$ 112.56 million in the prior year. The result reflects an increase in interest income, exchange gain and a gain on the revaluation of investment properties.

The Company’s profit before tax therefore amounted to US$ 281.77 million for the first nine months of 2023.

Income tax for the nine months ending September 30, 2023 resulted in a US$ 78.97 million expense, compared to US$ 52.09 million expense for the nine months ended September 30, 2022. This year-on-year increase was primarily due to a higher current tax during the nine months of 2023.

Profit for the nine months of 2023 was US$ 202.81 million, compared to US$ 164.93 million in the same period of 2022, due to factors described above.

Vesta ended the nine-month period ended September 30, 2023 with US$ 212.24 million in total comprehensive income, compared to US$ 167.95 million at the end of the nine-months of 2022 period, due to the factors previously described. This gain was partially increased by a US$ 9.43 million gain in functional currency operations.

Capex for the nine months of 2023 reached US$ 195.67 million and was related to investment property development.

15

Subsequent Events

Dividends:

Vesta paid a cash dividend for the third quarter 2023 equivalent to PS$ 0.3230 per ordinary share on October 16, 2023. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL). This amount was provisioned within the Company’s financial statements at the end of the third quarter 2023 as an account payable.

Dividends per share
Q1 2023	0.3921
Q2 2023	0.3045
Q3 2023	0.3230

Vesta shareholders approved a US$ 60.31 million dividend at its Annual General Shareholders Meeting held on March 30, 2023, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share is determined based on the outstanding number of shares on the distribution date.

16

Appendix: Financial Tables

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2023	Q3 2022	Chg. %	2023	2022	Chg. %
Revenues
Rental income	55.76	45.51	22.5	157.56	130.60	20.6
Management Fees	0.64	0.00	0.0	0.97	0.00	n/a
Total Revenues	56.40	45.51	23.9	158.52	130.60	21.4
Operating Costs	(5.85)	(2.93)	99.2	(13.37)	(7.67)	74.4
Related to properties that generate rental income	(4.44)	(2.34)	89.7	(10.33)	(6.12)	68.7
Related to properties that did not generate rental income	(1.40)	(0.59)	136.7	(3.05)	(1.55)	96.9
Gross profit	50.55	42.57	18.7	145.15	122.93	18.1
Adjusted Net Operating Income	51.96	43.17	20.4	148.20	124.48	19.1
Administrative Expenses	(7.05)	(5.53)	27.6	(21.33)	(17.38)	22.7
Long-term incentive (non-cash)	1.79	1.64	9.3	6.28	4.97	26.3
Depreciation	(0.27)	(0.41)	(34.4)	(1.01)	(1.09)	(6.8)
Adjusted EBITDA	45.29	38.68	17.1	130.10	110.52	17.7
Other Income and Expenses
Interest income	4.42	1.38	n/a	5.53	1.55	n/a
Other (expenses) income	1.71	0.26	n/a	2.44	0.64	n/a
Transaction cost on debt issuance	0.00	0.00	n/a	0.00	0.00	n/a
Interest expense	(11.40)	(11.78)	(3.3)	(34.75)	(34.12)	1.8
Exchange gain (loss)	(2.15)	(0.75)	184.8	6.19	(0.32)	n/a
Gain from properties sold	0.00	0.00	n/a	0.00	5.03	n/a
Gain on revaluation of investment properties	95.16	62.99	51.1	179.55	139.78	28.5
Total other income (expenses)	87.75	52.08	n/a	158.96	112.56	41.2
Profit Before Income Taxes	130.98	88.72	47.6	281.77	217.02	29.8
Income Tax Expense	(54.76)	(26.74)	n/a	(78.97)	(52.09)	51.6
Current Tax	(31.57)	(6.53)	n/a	(73.80)	(28.03)	163.3
Deferred Tax	(23.19)	(20.21)	n/a	(5.17)	(24.06)	(78.5)
Profit for the Period	76.22	61.97	n/a	202.81	164.93	23.0
Valuation of derivative financial instruments	0.00	0.00	n/a	0.00	0.00	n/a
Exchange differences on translating other functional currency operations	2.76	0.29	n/a	9.43	3.02	n/a
Total Comprehensive Income for the period	78.98	62.26	n/a	212.24	167.95	n/a
Shares (average)	833.71	691.89	20.5	741.92	695.06	6.7
EPS	0.0947	0.0900	na	0.2861	0.2416	na

17

Consolidated Statements of Financial Position (million)	September 30, 2023	December 31, 2022
ASSETS
CURRENT
Cash and cash equivalents	408.18	139.15
Financial assets held for trading	0.00	0.00
Accounts receivable- net	31.26	30.09
Operating lease receivable	8.91	7.69
Due from related parties	0.00	0.00
Prepaid expenses	21.43	25.31
Guarantee deposits made	0.00	0.00
Total current assets	469.79	202.23
NON-CURRENT
Investment properties	3,112.80	2,738.47
Leasing Terms	0.98	1.42
Office equipment - net	1.06	1.44
Derivative financial instruments	0.00	0.00
Guarantee Deposits made	9.79	9.60
Total non-current assets	3,124.64	2,750.92

TOTAL ASSETS	3,594.42	2,953.16

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	4.75	4.63
Financial leases payable-short term	0.61	0.61
Accrued interest	7.55	3.85
Accounts payable	16.99	16.63
Income tax payable	42.44	14.82
Dividends payable	30.23	14.36
Accrued expenses	5.73	5.15
Total current liabilities	108.30	60.05
NON-CURRENT
Long-term debt	923.39	925.87
Financial leases payable-long term	0.44	0.90
Derivative financial instruments	0.00	0.00
Guarantee deposits received	22.69	18.33
Long-term accounts payable	7.71	7.89
Employee benefits	1.31	0.35
Deferred income taxes	309.91	299.98
Total non-current liabilities	1,265.44	1,253.32

TOTAL LIABILITIES	1,373.74	1,313.37

STOCKHOLDERS' EQUITY
Capital stock	567.13	480.62
Additional paid-in capital	807.10	460.68
Retained earnings	875.91	733.41
Share-base payments reserve	2.01	5.98
Foreign currency translation	-31.47	(40.90)
Valuation of derivative financial instruments	0.00	0.00
Total shareholders' equity	2,220.68	1,639.79

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,594.42	2,953.16

18

Consolidated Statements of Cash Flows (million)	September 30, 2023	September 30, 2022
Cash flow from operating activities:
Profit before income taxes	281.56	217.02
Adjustments:
Depreciation	0.57	0.95
Depreciation of right of use assets	0.44	0.36
Gain on revaluation of investment properties	(179.55)	(139.78)
Effect of foreign exchange rates	3.24	0.32
Interest income	(5.53)	(1.55)
Interest expense	33.38	32.95
Amortization debt emission expenses	1.37	1.17
Share base compensation	6.28	4.97
Gain in sale of investment property	0.00	(5.03)
Employee Benefits	0.96	0.00
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	(1.00)	1.74
Recoverable taxes	(1.18)	4.88
Prepaid expenses	2.91	(18.24)
Guarantee Deposits made	0.53	4.95
(Increase) decrease in:
Accounts payable	16.17	33.72
Guarantee Deposits received	4.35	2.06
Accrued expenses	0.34	(10.66)
Interest received	5.53	1.55
Income Tax Paid	(41.42)	(55.87)
Net cash generated by operating activities	128.95	75.51

Cash flow from investing activities
Purchases of investment property	(195.67)	(182.64)
Acquisition of office furniture	(0.20)	(0.44)
Sale of investment property	0.00	14.77
Financial assets held for trading	0.00	0.00
Net cash used in investing activities	(195.86)	(168.31)

Cash flow from financing activities
Interest paid	(29.68)	(29.17)
Loans obtained	0.00	0.00
Loans Paid	(3.48)	(2.07)
Cost of debt issuance	0.00	(1.09)
Dividends paid	(44.43)	(42.66)
Repurchase of treasury shares	0.00	(15.60)
Equity issuance	444.02	0.00
Costs of equity issuance	(21.34)	0.00
Repayments of finance leases	(0.45)	(0.41)
Net cash (used in) generated by financing activities	344.63	(91.01)

Effects of exchange rates changes on cash	(8.69)	1.69
Net Increase in cash and cash equivalents	269.04	(182.13)
Cash, restricted cash and cash equivalents at the beginning of period	139.15	453.56
Cash, restricted cash and cash equivalents at the end of period	408.18	271.43

19

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share- based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of January 1, 2022	482.86	466.23	547.21	7.15	(49.83)	1453.63
Vested shares	2.01	5.80	0.00	(7.82)	0.00	0.00
Share-based payments	0.00	0.00	0.00	4.97	0.00	4.97
Dividends declared	0.00	0.00	(57.43)	0.00	0.00	(57.43)
Repurchase of shares	(4.25)	(11.35)	0.00	0.00	0.00	(15.60)
Comprehensive income (loss)	0.00	0.00	164.93	0.00	3.02	167.95
Balances as of September 30, 2022	480.62	460.68	654.71	4.31	(46.80)	1553.51
Balances as of January 1, 2023	480.62	460.68	733.41	5.98	(40.90)	1639.79
Equity issuance	84.30	338.38	0.00	0.00	0.00	422.68
Vested shares	2.20	8.05	0.00	(10.25)	0.00	(0.00)
Share-based payments	0.00	0.00	0.00	6.28	0.00	6.28
Dividends payments	0.00	0.00	(60.31)	0.00	0.00	(60.31)
Comprehensive income	0.00	0.00	202.66	0.00	9.43	212.09
Balances as of September 30, 2023	567.13	807.10	875.76	2.01	(31.47)	2220.53

20

Notes and Disclaimers

Interim Consolidated Condensed Financial Statements: The figures presented within this release for the three-month periods ending September 30, 2023 and 2022 have not been audited.

Exchange Rate: The exchange rates used for the figures expressed in US dollars (US$) were:

Date	Exchange Rate
Balance Sheet
September 30, 2022	20.306
September 30, 2023	17.620
Income Statement
Q2 2022 (average)	20.242
Q3 2023 (average)	17.058
9M 2022 (average)	20.268
9M 2023 (average)	17.822

Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.

Percentages may not sum to total due to rounding.

Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.

Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.

“Adjusted EBITDA” means the sum of profit for the period adjusted by (a) total income tax expense, (b) interest income, (c) other income-net, (d) finance costs, (e) exchange gain (loss) - net, (f) gain on sale of investment property, (g) gain on revaluation of investment property, (h) depreciation and (i) long-term incentive plan and equity plus during the relevant period.

“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues.

“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, minus long-term incentive plan and equity plus during the relevant period.

“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

“Adjusted NOI margin” means Adjusted NOI divided by total revenues.

21

“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.

“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

Analyst Coverage

In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokers:

•	Barclays Bank Mexico, S.A.

•	Bank of America

•	Bradesco BBI Research

•	BTG Pactual US Capital LLC

•	Casa de Bolsa Credit Suisse S.A. de C.V.

•	Casa de Bolsa Santander S.A. de C.V.

•	Citigroup Global Markets Inc.

•	GBM Grupo Bursátil Mexicano S.A. de C.V.

•	Grupo Financiero Interacciones S.A. de C.V.

•	Grupo Signum, S.A. de C.V.

•	Goldman Sachs

•	Itaú Corretora de Valores S.A

•	J.P. Morgan Casa de Bolsa, S.A. de C.V.

•	Morgan Stanley

•	Scotia Inverlat Casa de Bolsa S.A. de C.V.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of September 30, 2023, Vesta owned 214 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 36.9 million sf (3.43 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

22

Note on Forward-Looking Statements

This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.

Definitions / Discussion of Non-GAAP Financial Measures:

Reconciliation of Adjusted EBITDA, Adjusted EBITDA margin, NOI, Adjusted NOI and Adjusted NOI margin

The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the period adjusted by (a) total income tax expense (b) interest income, (c) other income-net, (d) finance costs, (e) exchange gain (loss) - net, (f) gain on sale of investment property, (g) gain on revaluation of investment property, (h) depreciation and (i) long-term incentive plan and equity plus during the relevant period. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by total revenues. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, minus long-term incentive plan and equity plus during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period. We calculate Adjusted NOI margin as Adjusted NOI divided by total revenues.

Adjusted EBITDA and Adjusted EBITDA margin are not a financial measures recognized under IFRS and do not purport to be an alternative to profit or total comprehensive income for the period as measures of operating performance or to cash flows from operating activities a measures of liquidity. Additionally, Adjusted EBITDA and Adjusted EBITDA margin are not intended to be measures of free cash flow available for management’s discretionary use, as they does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as a substitutes for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA and Adjusted EBITDA margin to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties)

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before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA and Adjusted EBITDA margin to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA and Adjusted EBITDA margin provide investors and analysts with measures of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI, Adjusted NOI and Adjusted NOI margin are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI, Adjusted NOI and Adjusted NOI margin are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI, Adjusted NOI or Adjusted NOI margin. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI, Adjusted NOI and Adjusted NOI margin may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI, Adjusted NOI or Adjusted NOI margin differently.

	For the Three-Month		9 months
	Period Ended September 30,		Cumulative
	2023	2022	2022	2021
	(millions of US$)
Profit for the period	76.2	62.0	202.8	164.9
(+) Total income tax expense	54.8	26.7	79.0	52.1
(-) Interest income	(4.4)	(1.4)	(5.5)	(1.5)
(-) Other income – net(1)	(1.7)	(0.3)	(2.4)	(0.6)
(+) Finance costs	11.4	11.8	34.7	34.1
(-) Exchange gain (loss) - net	2.1	0.8	(6.2)	0.3
(-) Gain on sale of investment property	0.0	0.0	0.0	(5.0)
(-) Gain on revaluation of investment property	(95.2)	(63.0)	(179.5)	(139.8)
(+) Depreciation	0.3	0.4	1.0	1.1
(+) Long-term incentive plan and Equity plus	1.8	1.6	6.3	5.0
Adjusted EBITDA	45.3	38.7	130.1	110.5
(+) General and administrative expenses	7.1	5.5	21.3	17.4
(-) Long-term incentive plan and Equity plus	(1.8)	(1.6)	(6.3)	(5.0)
NOI	50.6	42.6	145.2	122.9
(+) Property operating costs related to properties that did not generate rental income	1.4	0.6	3.0	1.5
Adjusted NOI	52.0	43.2	148.2	124.5

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(1)

Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.

Reconciliation of FFO and Vesta FFO

The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.

Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		9 months
	Period Ended September 30,		Cumulative
	2023	2022	2023	2022
	(millions of US$)
Profit for the period	76.2	62.0	202.8	164.9
(-) Gain on sale of investment property	0.0	0.0	0.0	(5.0)
(-) Gain on revaluation of investment property	(95.2)	(63.0)	(179.5)	(139.8)
FFO	(18.9)	(1.0)	23.3	20.1
(-) Exchange gain (loss) – net	2.1	0.8	(6.2)	0.3
(-) Other income – net(1)	(1.7)	(0.3)	(2.4)	(0.6)
(-) Interest income	(4.4)	(1.4)	(5.5)	(1.5)
(+) Total income tax expense	54.8	26.7	79.0	52.1
(+) Depreciation	0.3	0.4	1.0	1.1
(+) Long-term incentive plan and Equity plus	1.8	1.6	6.3	5.0
Vesta FFO	33.9	26.9	95.4	76.4

(1)	Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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